UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________

FORM 6-K
 ___________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number 001-36487

___________________________________

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

___________________________________

Not Applicable
(Translation of Registrant’s name into English)

___________________________________

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Yield Reports Third Quarter 2016 Financial Results

•	Strong operating results for the quarter, with $295.3 million in revenue representing a 10% increase compared to the same quarter of the previous year

•	Profit for the quarter attributable to the Company of $33.0 million, a 28% increase compared to the same quarter of the previous year

•	Further Adjusted EBITDA including unconsolidated affiliates[1] of $264.3 million for the quarter, a 21% increase compared to the same quarter of the previous year

•	Net cash provided by operating activities increased by 17% to $184.4 million for the third quarter

•	Cash Available For Distribution (“CAFD”) of $53.8 million[2] for the quarter

•	Dividend declared of $ 0.163 per share

November 14th, 2016 – Atlantica Yield (“ABY”), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported strong operating results in the third quarter of 2016. Revenues for the first nine months of 2016 amounted to $763.0 million, representing a 32% increase from the comparable period of 2015 and Further Adjusted EBITDA, including unconsolidated affiliates, amounted to $626.8 million, a 30% increase compared with the same period of the previous year.

[1]	Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 12).
[2]	The third quarter CAFD includes $21.2 million of ACBH dividend compensation in the third quarter of 2016.

Net cash provided by operating activities increased by 27% compared to the same period of the previous year and reached $302.2 million. CAFD3 for the nine-month period ended September 2016 reached $112.1 million.

Highlights

	Nine-month period ended September 30,
(in thousands of U.S. dollars)	2016	2015
Revenue	762,950	575,914
Profit for the period attributable to the Company	9,658	25,195
Further Adjusted EBITDA incl. unconsolidated affiliates[4]	626,786	483,435
Net cash provided by operating activities	302,192	237,293
CAFD[3]	112,123	141,671

[3]	CAFD includes $21.2 million of ACBH dividend compensation in the third quarter of 2016 and $14.9 million proceeds of ATN2 refinancing in the first quarter of 2016.
[4]	Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 12).

Key Performance Indicators

	Nine-month period ended September 30,
	2016	2015
Renewable energy
MW in operation[5]	1,442	1,441
GWh produced	2,587	2,041
Conventional power
MW in operation[5]	300	300
GWh produced[6]	1,799	1,845
Electrical availability[6],[7] (%)	97.7%	101.8%
Electric transmission lines
Miles in operation	1,099	1,099
Availability[7](%)	99.9%	99.7%
Water
Capacity (Mft/day)[5]	10.5	10.5
Availability[7] (%)	102.3%	101.1%

Segment Results

(in thousands of U.S. dollars)	Nine-month period ended September 30,
	2016	2015
Revenue by Geography
North America	$275,340	$259,811
South America	88,164	80,249
EMEA	399,446	235,854
Total revenue	$762,950	$575,914

Further Adjusted EBITDA incl. unconsolidated affiliates by Geography
North America	$244,220	$232,036
South America	93,553	80,794
EMEA	289,013	170,605
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$626,786	$483,435

[5]	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
[6]	Conventional production and availability were impacted by a periodic scheduled major maintenance in February 2016
[7]	Availability refers to actual availability divided by contracted availability.

(in thousands of U.S. dollars)	Nine-month period ended September 30,
	2016	2015
Revenue by business sector
Renewable energy	$578,256	$397,839
Conventional power	94,921	100,015
Electric transmission lines	70,735	61,284
Water	19,039	16,776
Total revenue	$762,950	$575,914

Further Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$448,992	$322,135
Conventional power	80,124	80,256
Electric transmission lines	79,909	64,740
Water	17,760	16,304
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$626,786	$483,435

During the third quarter, our portfolio performed steadily in line with expectations. At Solana, we continued to perform the scheduled improvements required at the plant.  Mojave and Kaxu exceeded expectations in the first nine months of 2016. In Spain, our portfolio of solar assets continued to show excellent operational performance during the summer season. Solar radiation was better than expected across all our geographies.  Our wind assets in Uruguay have shown stable performance, although wind levels continue to be lower than expected this year.

Regarding our availability-based assets, our transmission line assets showed excellent performance and exceeded the contractual targets once again.  Our conventional and water-segment assets have comfortably achieved forecasted availability levels.

Liquidity and Debt

As of September 30, 2016, consolidated cash and cash equivalents amounted to $673.4 million, of which $85.8 million was cash available at the Atlantica Yield corporate level. In addition, cash classified as short-term financial investments at the project level amounted to $95.4 million. As a result, total liquidity including short-term financial investments amounted to $768.8 million as of September 30, 2016.

As of September 30, 2016, net project debt and net corporate debt amounted to $5,025.2 million and $585.8 million, respectively. The net corporate debt / CAFD pre-corporate debt service ratio8 is 2.7x, below our stated target of 3x.

Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the project level. Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica Yield corporate level.

Dividend declared

On November 11, 2016, our Board of Directors approved a dividend of $0.163 per share expected to be paid on or about December 15, 2016 to shareholders of record as of November 30, 2016.

Considering the current status of waivers and forbearances on cross-default and minimum ownership provisions, the Board continues to be prudent and has approved a dividend with the same reasoning as last quarter, which is to declare a dividend based on the percentage of cash generated by  the assets not requiring any waivers. The percentage used increased from 40% to 45% to reflect the likelihood of securing some additional waivers in the short term. We expect to review upcoming quarterly dividends as we secure additional waivers and forbearances.

[8]	Based on mid-point of guidance range for CAFD for 2016.

Changes in the Board of Directors

On November 11, 2016, Atlantica Yield’s Board of Directors accepted the resignation of Mr. William B. Richardson, to whom the Board of Directors expresses its gratitude for services rendered. Mr. Richardson was one of the directors appointed by Abengoa and has been on the Board of Directors since the initial public offering. Joaquin Fernandez de Pierola was appointed as Director by Abengoa in accordance with our articles of association, with immediate effect. Mr Fernandez de Pierola is the Chief Executive Officer of Abengoa.

Details of the Results Presentation Conference

Atlantica Yield’s CEO, Santiago Seage, and its CFO, Francisco Martinez-Davis, will hold a conference call today, November 14th, at 8:30 am EST.

In order to access the conference call participants should dial:  +1 866 305 9104 (US) / +44 (0) 203 043 2434 (UK).  A live webcast of the conference call will be available on Atlantica Yield's website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

Additionally, Atlantica Yield’s management will be in New York, Boston and Dallas this week to meet with investors.

Forward-Looking Statements

This news release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, changes in government expenditure budgets, challenges in making acquisitions, changes in public support of renewable energy, weather conditions, legal challenges to regulations, changes to subsidies and incentives that support renewable energy sources, government regulations, the volatility of energy and fuel prices, counterparty credit risk, failure of customers to perform under contracts, our ability to enter into new contracts as existing contracts expire, reliance on third-party contractors and suppliers, failure of newly constructed assets to perform as expected, failure to receive dividends from assets, changes in our tax position, unanticipated outages at our generation facilities, the condition of capital markets generally and for yieldcos in particular our ability to access capital markets, adverse results in current and future litigation, developments at Abengoa, S.A. and our ability to maintain and grow our quarterly dividends. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Atlantica Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Non-GAAP Financial Measures We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We define Further Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges, and dividends received from the preferred equity investment in ACBH.

Our management believes Further Adjusted EBITDA including unconsolidated affiliates is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. This measure is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Further Adjusted EBITDA including unconsolidated affiliates is also used by management as a measure of liquidity.

Our management uses Further Adjusted EBITDA including unconsolidated affiliates as a measure of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our Board of Directors, shareholders, creditors, analysts and investors concerning our financial performance.

We define Cash Available For Distribution as cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses. Management believes cash available for distribution is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors.

We believe cash available for distribution is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, cash available for distribution is used by our management team for determining future acquisitions and managing our growth.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2016	2015	2016	2015
Revenue	$295,272	$267,345	$762,950	$575,914
Other operating income	17,218	18,400	47,657	54,776
Raw materials and consumables used	(6,880)	(8,444)	(24,481)	(18,774)
Employee benefit expenses	(4,747)	(1,083)	(10,596)	(2,877)
Depreciation, amortization, and impairment charges	(78,900)	(73,642)	(234,403)	(183,992)
Other operating expenses	(59,936)	(64,290)	(176,605)	(148,624)
Operating profit/(loss)	$162,027	$138,286	$364,522	$276,423
Financial income	132	(53)	996	3,464
Financial expense	(101,553)	(98,567)	(304,083)	(234,852)
Net exchange differences	(1,638)	2,759	(4,911)	1,286
Other financial income/(expense), net	4,358	1,407	1,175	5,738
Financial expense, net	$(98,701)	$(94,454)	$(306,823)	$(224,364)
Share of profit/(loss) of associates carried under the equity method	1,760	1,288	5,104	4,630
Profit before income tax	$65,086	$45,120	$62,803	$56,689
Income tax	(29,801)	(15,981)	(45,964)	(22,409)
Profit for the period	$35,285	$29,139	$16,839	$34,280
Loss/(profit) attributable to non-controlling interests	(2,271)	(3,271)	(7,181)	(9,085)
Profit for the period attributable to the Company	$33,014	$25,868	$9,658	$25,195
Weighted average number of ordinary shares outstanding (thousands)	100,217	100,217	100,217	90,332
Basic earnings per share attributable to Atlantica Yield plc (U.S. dollar per share)	$0.33	$0.26	$0.10	$0.28

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of September 30, 2016	As of December 31, 2015
Non-current assets
Contracted concessional assets	$9,243,143	$9,300,897
Investments carried under the equity method	54,250	56,181
Financial investments	66,926	93,791
Deferred tax assets	193,837	191,314
Total non-current assets	$9,558,156	$9,642,183
Current assets
Inventories	15,014	14,913
Clients and other receivables	271,642	197,308
Financial investments	238,054	221,358
Cash and cash equivalents	673,447	514,712
Total current assets	$1,198,157	$948,291
Total assets	$10,756,313	$10,590,474

Equity and liabilities
Share capital	$10,022	$10,022
Parent company reserves	2,284,792	2,313,855
Other reserves	(26,199)	24,831
Accumulated currency translation differences	(65,664)	(109,582)
Retained Earnings	(350,897)	(356,524)
Non-controlling interest	121,994	140,899
Total equity	$1,974,048	$2,023,501
Non-current liabilities
Long-term corporate debt	$663,824	$661,341
Long-term project debt	3,596,976	3,574,464
Grants and other liabilities	1,620,857	1,646,748
Related parties	107,222	126,860
Derivative liabilities	471,611	385,095
Deferred tax liabilities	107,740	79,654
Total non-current liabilities	$6,568,230	$6,474,162
Current liabilities
Short-term corporate debt	7,834	3,153
Short-term project debt	2,015,943	1,896,205
Trade payables and other current liabilities	167,549	178,217
Income and other tax payables	22,709	15,236
Total current liabilities	$2,214,035	$2,092,811
Total equity and liabilities	$10,756,313	$10,590,474

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2016	2015	2016	2015
Profit/(loss) for the period	35,285	29,139	16,839	34,280
Financial expense and non-monetary adjustments	192,496	168,702	534,749	374,805
Profit for the period adjusted by financial expense and non-monetary adjustments	$227,781	$197,841	$551,588	$409,085

Variations in working capital	(16,269)	6,304	(57,229)	6,683
Net interest and income tax paid	(27,183)	(46,161)	(192,167)	(178,475)
Net cash provided by operating activities	$184,329	$157,984	$302,192	$237,293

Investment in contracted concessional assets	(101)	(6,627)	(5,952)	(99,797)
Other non-current assets/liabilities	(17,250)	551	(19,807)	3,694
Investments in entities under equity method	-	4,163	4,984	4,163
Acquisitions of subsidiaries and non-controlling interest	(14,833)	(275,298)	(33,905)	(757,143)
Net cash used in investing activities	$(32,184)	$(277,211)	$(54,680)	$(849,083)

Net cash provided by/(used in) financing activities	$(39,283)	$253,482	$(101,755)	$928,442

Net increase/(decrease) in cash and cash equivalents	$112,862	$134,255	$145,757	$316,652
Cash and cash equivalents at beginning of the period	554,561	528,164	514,712	354,154
Translation differences in cash or cash equivalent	6,024	89	12,978	(8,298)
Cash and cash equivalents at end of the period	$673,447	$662,508	$673,447	$662,508

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the company

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2016	2015	2016	2015
Profit/(loss) for the period attributable to the Company	$33,014	$25,868	$9,658	$25,195
Profit attributable to non-controlling interest	2,271	3,271	7,181	9,085
Income tax	29,801	15,981	45,964	22,409
Share of loss/(profit) of associates carried under the equity method	(1,760)	(1,288)	(5,104)	(4,630)
Financial expense, net	98,701	94,454	306,823	224,364
Operating profit	$162,027	$138,286	$364,522	$276,423
Depreciation, amortization, and impairment charges	78,900	73,642	234,403	183,992
Dividend from exchangeable preferred equity investment in ACBH	21,179	4,600	21,179	13,800
Further Adjusted EBITDA	$262,105	$216,529	$620,104	$474,215
Atlantica Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	2,157	2,121	6,682	9,220
Further Adjusted EBITDA including unconsolidated affiliates	$264,262	$218,650	$626,786	$483,435

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2016	2015	2016	2015
Net cash provided by operating activities	$184,329	$157,984	$302,192	$237,293
Net interest and income tax paid	27,183	46,161	192,167	178,475
Variations in working capital	16,269	(6,304)	57,229	(6,683)
Other non-cash adjustments and other	34,324	18,688	68,516	65,130
Further Adjusted EBITDA	$262,105	$216,529	$620,104	$474,215
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	2,157	2,121	6,682	9,220
Further Adjusted EBITDA including unconsolidated affiliates	$264,262	$218,650	$626,786	$483,435

Cash Available For Distribution Reconciliation

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2016	2015	2016	2015
Profit/(loss) for the period attributable to the Company	$33,014	$25,868	$9,658	$25,195
Profit attributable to non-controlling interest	2,271	3,271	7,181	9,085
Income tax	29,801	15,981	45,964	22,409
Share of loss/(profit) of associates carried under the equity method	(1,760)	(1,288)	(5,104)	(4,630)
Financial expense, net	98,701	94,454	306,823	224,364
Operating profit	$162,027	$138,286	$364,522	$276,423
Depreciation, amortization, and impairment charges	78,900	73,642	234,403	183,992
Dividend from exchangeable preferred equity investment in ACBH	21,179	4,600	21,179	13,800
Atlantica Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	2,157	2,121	6,682	9,220
Further Adjusted EBITDA including unconsolidated affiliates	$264,262	$218,650	$626,786	$483,435
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(2,157)	(2,121)	(6,682)	(9,220)
Dividends from equity method investments	-	4,163	4,984	4,163
Non-monetary items	(11,508)	(21,447)	(42,427)	(66,417)
Interest and income tax paid	(27,183)	(46,161)	(192,167)	(178,475)
Principal amortization of indebtedness	(18,792)	(38,573)	(86,897)	(89,236)
Deposits into/ withdrawals from restricted accounts	(43,027)	(10,090)	(64,891)	(13,420)
Change in non-restricted cash at project level	(90,385)	(62,285)	(71,506)	(2,171)
Dividends paid to non-controlling interests	(3,473)	(4,665)	(8,952)	(4,665)
Changes in other assets and liabilities	(13,957)	21,105	(61,018)	17,677
ATN2 refinancing	-	-	14,893	-
Cash Available For Distribution[9]	$53,780	$58,576	$112,123	$141,671

[9]	CAFD includes $21.2 million of ACBH dividend compensation in the third quarter of 2016 and $14.9 million proceeds of ATN2 refinancing in the first quarter of 2016.

About Atlantica Yield

Atlantica Yield plc is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Chief Financial Officer Francisco Martinez-Davis E ir@atlanticayield.com	Investor Relations & Communication Leire Perez E ir@atlanticayield.com T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: November 14, 2014	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer